Exhibit 99.1

Ardmore Shipping Announces Shelf Filing

HAMILTON, Bermuda, Aug. 21, 2015 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that it has filed a shelf registration statement on Form F-3 with the Securities and Exchange Commission ("SEC") as part of a regular review of its outstanding securities filings. When declared effective by the SEC, the registration statement will provide greater flexibility for Ardmore, allowing the Company to issue a broader range of securities, including common stock, preferred stock, debt securities, warrants, and/or units comprised of any of the foregoing securities, from time to time up to an aggregate amount of $500 million.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"We routinely review our securities filings to ensure we have sufficient capacity at all times to pursue a range of potential opportunities in the execution of our strategic growth plan. We have grown significantly as a company since we filed our initial shelf registration and believe it is prudent to expand the registration commensurate with our size."

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any offering of the securities covered under the shelf registration statement will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offer.

About Ardmore Shipping Corporation:

Ardmore owns and operates a modern, fuel-efficient fleet of mid-size product and chemical tankers. The Company is engaged in the seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. Additional information is available at the Company's website www.ardmoreshipping.com, which is not a part of this press release.

Forward-Looking Statements:

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "will," "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

The IGB Group
Mr. Leon Berman
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com